Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Denison Mines Corp. (“Denison”)

595 Bay Street, Suite 402

Toronto, Ontario M5G 2C2

2.	Date of Material Change:

April 16, 2012

3.	News Release:

A news release was disseminated through the services of Marketwire on April 16, 2012.

4.	Summary of Material Change:

On April 16, 2012, Denison Mines Corp. (“Denison”) announced that it entered into a letter agreement (the “Letter Agreement”) with Energy Fuels Inc. (“Energy Fuels”) to complete a transaction (the “Transaction”) whereby Energy Fuels will acquire the shares of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) in exchange for 425,441,494 common shares of Energy Fuels (the “EFR Share Consideration”). Immediately following the closing of the Transaction, Denison will complete a plan of arrangement (the “Denison Arrangement”) under the Business Corporations Act (Ontario) (the “OBCA”) whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of Energy Fuels for each common share of Denison owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of Energy Fuels.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

The Transaction

On April 16, 2012, Denison announced that it entered into the Letter Agreement with Energy Fuels to complete the Transaction whereby Energy Fuels will purchase, either directly or through a wholly-owned subsidiary, all of Denison’s US Mining Division through the acquisition of (i) all of the outstanding shares of Denison Mines Holding Corp. (“DMHC”) held by Denison and all of the outstanding shares of White Canyon Uranium Ltd. (“White Canyon”) (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, White Canyon or any direct or indirect subsidiary of DMHC) by DMHC, White Canyon or any direct or indirect subsidiary of DMHC (the “Acquired Debt”) as consideration for the issuance of the EFR Share Consideration to Denison. Immediately following the closing of the Transaction, Denison will complete the Denison Arrangement whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of Energy Fuels for each common share of Denison owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of Energy Fuels.

The transaction is subject to negotiation and the entering into of a definitive agreement in respect of the Transaction (the “Arrangement Agreement”).

The Letter Agreement

The following is a summary of certain provisions of the Letter Agreement. The Letter Agreement was filed on SEDAR under Denison’s profile. Capitalized terms not otherwise defined in this material change report have the meanings assigned thereto in the Letter Agreement.

Arrangement Agreement

Pursuant to the Letter Agreement, Denison and Energy Fuels have agreed to enter into exclusive negotiations with a view to entering into the Arrangement Agreement. The Arrangement Agreement will include customary terms and conditions for a transaction of the nature of the Transaction, with such terms and conditions being substantially consistent with the terms of the Letter Agreement.

The execution of the Arrangement Agreement is subject to the following conditions:

(a)	the entering into of support agreements with all directors and executive officers of Denison who own shares of Denison, and Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l.;

(b)	the entering into of support agreements with all directors and executive officers of Energy Fuels, who own shares of Energy Fuels, and with the three largest shareholders of Energy Fuels;

(c)	the prior approval by the boards of directors of each of Denison and Energy Fuels; and

(d)	there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. Mining Division and of the Energy Fuels group taken as a whole.

The three largest shareholders of Energy Fuels, Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. who collectively own approximately 22.7% of Energy Fuels’ outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l., which combined are one of the largest shareholders of Denison, owning approximately 9.9% of Denison’s outstanding commons shares, have also indicated their willingness to enter into support agreements in respect of the Transaction.

At its shareholder meeting to approve the Transaction, Energy Fuels also expects to seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

Conditions to Completion of the Transaction

Mutual Conditions

The completion of the Transaction will be subject to the following mutual conditions precedent as contained in the Letter Agreement, in addition to any other mutual condition precedents set out in the Arrangement Agreement:

(a)	Denison and Energy Fuels shall have entered into Arrangement Agreement providing for the terms and conditions upon which the Transaction will be completed, on or before May 11, 2012 (the “Agreement Deadline Date”) or such other date mutually agreed to in writing by Denison and Energy Fuels;

(b)	Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in Section 4.1 of the strategic relationship agreement dated as of June 15, 2009 (the “KEPCO Strategic Relationship Agreement”) among Denison, KEPCO and Kepco Canada Uranium Investment Limited Partnership, or the right of first opportunity provided for therein shall have expired without KEPCO exercising such right (collectively, the “KEPCO Waiver”), and KEPCO shall have provided such other consents and acknowledgements to allow the Transaction to be completed;

(c)	either:

(i)	the rights and obligations of Denison under the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. (the “KEPCO Offtake Agreement”) shall have been assigned to and assumed by Energy Fuels, DMHC or a subsidiary of DMHC, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or

(ii)

in the event that KEPCO shall not have provided its consent to the assignment contemplated in subsection (c)(i) above, Denison and Energy Fuels shall have entered into an agreement (the “Denison Offtake Agreement”) pursuant to which Energy Fuels will agree to supply to Denison, and Denison will agree to purchase from Energy Fuels, sufficient U308 concentrates to satisfy Denison’s obligation to deliver the minimum quantities specified in section 2.02 of the KEPCO Offtake Agreement;

(d)	the shareholders of Energy Fuels shall have approved the issuance of the EFR Share Consideration, and consented to the waiver of the application of Energy Fuels’ shareholder rights plan to the Transaction, and shall have approved or consented to such other matters as Energy Fuels shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(e)	the shareholders of Denison shall have approved the Denison Arrangement including the Arrangement Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(f)	the Denison Arrangement shall have been approved by such court orders as shall be required under the OBCA;

(g)	the receipt of approval of the Toronto Stock Exchange and the AMEX Exchange and receipt of all other governmental, court, regulatory, third person and other approvals and consents shall have been obtained; and

(h)	there shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)	results or could reasonably be expected to result in a judgment, order, decree or assessment of damages directly or indirectly, relating to the Transaction which is, or could be, materially adverse to Energy Fuels or Denison, respectively, on a consolidated basis.

Conditions Precedent to the Obligations of Energy Fuels

The obligation of Energy Fuels to complete the Transaction will be subject to the satisfaction of the following conditions:

(a)	Energy Fuels shall not have identified any facts which are materially inconsistent with the representations and warranties of Denison contained in the Letter Agreement or the Arrangement Agreement, or the public disclosure record of Denison as of the date of the Letter Agreement, which facts are materially adverse to the US Mining Division or the ability of Denison to complete the Transaction;

(b)	Denison shall have performed and complied in all material respects with all of its covenants and obligations under the Letter Agreement and the Arrangement Agreement required to be performed by Denison prior to the completion of the Transaction;

(c)	there shall not have been any material adverse change in the business of the US Mining Division, taken as a whole;

(d)	the consolidated net working capital of the Denison US Group as of the date of completion of the Transaction shall be not less than US$28,000,000; and

(e)	at the time of completion of the Transaction, there shall be no encumbrances on the Acquired Shares, the Acquired Debt or the assets of White Canyon, DMHC and DMHC’s subsidiaries (collectively, the “Denison US Group”), other than encumbrances which are imposed by statute or regulation or which are otherwise incurred or imposed in the ordinary course of business of the US Mining Division.

Conditions Precedent to the Obligations of Denison

The obligation of Denison to complete the Transaction will be subject to the satisfaction of the following conditions:

(a)	Denison shall not have identified any facts which are materially inconsistent with the representations and warranties of Energy Fuels contained in the Letter Agreement or the Arrangement Agreement, or the public disclosure record of Energy Fuels as of the date of the Letter Agreement, which facts are materially adverse to Energy Fuels or its ability to complete the Transaction;

(b)	Energy Fuels shall have performed and complied in all material respects with all of its covenants and obligations required to be performed by Energy Fuels under the Letter Agreement and the Arrangement Agreement prior to the completion of the Transaction;

(c)	there shall not have been any material adverse change in the business of Energy Fuels, taken as a whole; and

(d)	the consolidated working capital of Energy Fuels as of the date of completion of the Transaction, without giving effect to the Transaction, shall be not less than US$4,000,000.

Exclusivity and Non-Solicitation

Under the Letter Agreement, the parties have agreed to certain exclusivity and non-solicitation covenants as follows:

(a)	From the date of the Letter Agreement until the date of its termination pursuant to the terms thereof (the “Exclusivity Period”), Denison has agreed to negotiate exclusively with Energy Fuels with respect to the sale of the US Mining Division and to not solicit any offer or inquiries relating to the sale of the US Mining Division. Denison may participate in discussions or negotiations in respect of transactions which would not materially impede the ability of Denison to complete the Transaction, including a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Transaction.

(b)	During the Exclusivity Period, Energy Fuels has agreed to negotiate exclusively with Denison with respect to any transactions involving a significant business combination of Energy Fuels with any other business and to not solicit any offers or inquiries relating to such transactions. Energy Fuels may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Energy Fuels to complete the Transaction.

Each party is allowed to pursue unsolicited proposals which would be prohibited by the Letter Agreement if the board of either Denison or Energy Fuels, as applicable, determines that such transaction is financially superior to the Transaction (a “Superior Proposal”).

Termination

Denison and Energy Fuels have agreed that the Letter Agreement may be terminated:

(a)	by either party if the Arrangement Agreement has not been entered into on or prior to the Agreement Deadline Date, provided that the party terminating the Letter Agreement shall have satisfied its obligation to negotiate in good faith pursuant to the Letter Agreement;

(b)	by either party if the conditions precedent to completion of the Transaction are not satisfied and are not reasonably capable of being satisfied on or prior to June 30, 2012 or such other date as the parties shall mutually agree;

(c)	by either party if such party determines, acting reasonably, that it or the other party will not be able to obtain the consents and approvals required under the Letter Agreement in form satisfactory to either party, acting reasonably;

(d)	by either party if such party receives a Superior Proposal;

(e)	by either party if such party determines that the representations and warranties of the other party set out in the Letter Agreement and, if applicable, the Arrangement Agreement, are materially incorrect; or

(f)	by either party if such party determines that the other party has not complied with its material obligations under the Letter Agreement.

Denison Termination Fee

In the event that the Letter Agreement is terminated:

(i)	as a consequence of the failure to obtain the KEPCO Waiver;

(ii)	as a consequence of the failure to obtain the approval of Denison shareholders if a third party has announced a Superior Proposal, and such proposal is still in effect at the time of the Denison shareholder meeting;

(iii)	by Denison pursuant in the event it obtains a Superior Proposal;

(iv)	by Energy Fuels if the Arrangement Agreement is not entered into primarily due to the failure of Denison to negotiate in good faith; or

(v)	by Energy Fuels because Denison is in material breach of the Letter Agreement, then Denison shall pay a termination fee in the amount of $3,000,000 to Energy Fuels.

Energy Fuels Termination Fee

In the event that the Letter Agreement is terminated:

(i)	as a consequence of the failure to obtain the approval of Energy Fuels shareholders if a third party has announced a Superior Proposal, and such proposal is still in effect at the time of the Energy Fuels shareholder meeting;

(ii)	by Energy Fuels in the event it receives a Superior Proposal;

(iii)	by Denison pursuant if the Arrangement Agreement is not entered into primarily due to the failure of Energy Fuels to negotiate in good faith; or

(iv)	by Denison because Energy Fuels is in material breach of the Letter Agreement, then Energy Fuels shall pay a termination fee in the amount of $3,000,000 to Denison.

Completion of the Transaction

Energy Fuels and Denison have agreed to use their reasonable commercial efforts to complete the Transaction on or before June 30, 2012 or such other date as the parties mutually agree.

Completion of the Transaction is subject to a number of conditions and contingencies, many of which are beyond the control of Denison and Energy Fuels. These conditions include the entering into of definitive agreements, receipt of third party and regulatory approvals, receipt of shareholder and court approval, and the absence of any material adverse changes. Although it is the intention of Denison and Energy Fuels to proceed as expeditiously as possible toward completion of the Transaction and the Denison Arrangement, there can be no guarantee that these transactions will be completed.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Ron Hochstein

President and Chief Executive Officer

Telephone: (416) 979-1991

9.	Date of Report:

April 25, 2012

Advisory Regarding Forward-Looking Information

Certain information contained in this material change report, including any information relating to the proposed Transaction between Energy Fuels and Denison and any other statements regarding Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). All statements in this news release that are not statements of historical fact (including statements containing the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties’ ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the ability of the parties to agree to terms on the definitive agreements relating to the Transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Denison’s most recent annual information form and annual and quarterly financial reports.

Denison assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Denison’s filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.